UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


         DI VI SION OF
     CORPORATI ON FI NANCE


                                               February 24, 2021

Via E-Mail
Matthew J. Gardella, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

          Re:      Viela Bio, Inc.
                   Schedule 14D-9 filed February 12, 2021
                   SEC File No. 005-91167

Dear Mr. Gardella:

      We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Arrangements with Current Executive Officers and Directors of the Company

Potential for Future Arrangements, page 12

1. Please provide us with your analysis explaining how the consulting agreement complies with the provisions of Rule 14d-10 and, if applicable, the safe harbor set forth in Rule 14d-10(d).

Background of the Offer, page 13

2.        Please revise your disclosure to describe the results of Goldman
Sachs   s
          preliminary intrinsic valuation analysis presented to the board on November 3,
          2020.
 Matthew J. Gardella, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
February 24, 2021
Page 2


Certain Financial Projections, page 33

3.     We note you disclosed only    certain    projections. With a view toward
revised
       disclosure, tell us what projections were excluded from your disclosure.

4. Please revise your disclosure to quantify the assumptions described on page 34.

5. Please revise your disclosure to include the projections in their entirety, not in summary form.

         We remind you that the company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                              Sincerely,

                                              /s/ Daniel F. Duchovny
                                              Daniel F. Duchovny
                                              Special Counsel
                                              Office of Mergers and
Acquisitions